Exhibit 99.1

21Vianet Group, Inc. Reports Second Quarter 2017 Unaudited Financial Results

BEIJING, August 22, 2017 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2017. The Company will hold a conference call at 8:00 p.m. Eastern Time on Tuesday, August 22, 2017. Dial-in details are provided at the end of the release.

Mr. Steve Zhang, Chief Executive Officer of the Company, stated, “Our business realignment continued to generate fruitful results in the second quarter of 2017. In particular, our core hosting and related services maintained its growth trajectory. To meet strong market demand, we will increase our data center capacity through a variety of channels, including building cabinets ourselves and entering into strategic joint ventures. This past quarter, we increased the total number of cabinets under management to 27,361. Our cooperation with Warburg Pincus remained on track, as we’ve almost completed transferring another one of the 4 high-quality data center assets into our initial joint venture. In our managed network service (MNS) business, we saw fierce competition and pricing pressure in the market, especially with the effect of public clouds on our CDN business and telecom operators on our Aipu business. To further optimize the network business, we have been actively implementing various cost control measures. Going forward, we will continue our business realignment. We will allocate more resources to our core hosting and related services business, seek to further improve our operating leverage, and gradually transform ourselves into an asset-light business. At the same time, we will continue to explore various strategic alternatives for our MNS business.”

Mr. Terry Wang, Chief Financial Officer of the Company, further commented, “In the second quarter of 2017, our total net revenue declined slightly by 3.5% year-over-year to RMB878.7 million, but was still within the range of our guidance. Our core hosting and related services, which accounted for roughly 85% of total revenues, grew by 10.9% year-over-year. Moreover, because we prudently controlled our costs and reduced expenses, our gross profit increased by 8.7% year-over-year to RMB188.0 million, and our gross margin expanded to 21.4% in the second quarter from 19.0% in the prior year period. Our adjusted EBITDA increased to RMB108.6 million. In addition, we intensified our cash collection efforts and as a result, our accounts receivable declined year-over-year to RMB673.9 million as of June 30, 2017. We are pleased that net cash from operating activities improved to RMB68.9 million in the second quarter. These achievements all exemplified the effectiveness of our business realignment. Going forward, we will continue managing our cost structure efficiently while striving to revive our total revenue growth.”

Second Quarter 2017 Financial Results

REVENUES: Net revenues were RMB878.7 million (US$129.6 million) in the second quarter of 2017 compared to RMB910.8 million in the comparative period in 2016. The increase in revenues from hosting and related services was offset by the decrease in revenues from MNS.

Net revenues for hosting and related services increased by 10.9% to RMB743.4 million (US$109.7 million) in the second quarter of 2017 compared to RMB670.5 million in the comparative period in 2016. The increase was primarily due to an increase in the Company’s IDC and VPN business.

Net revenues for MNS were RMB135.3 million (US$20.0 million) in the second quarter of 2017, compared to RMB240.4 million in the comparative period in 2016. The decrease was primarily due to intensifying competition and pricing pressure.

GROSS PROFIT: Gross profit increased by 8.7% to RMB188.0 million (US$27.7 million) in the second quarter of 2017 as compared to RMB172.9 million in the comparative period in 2016. Gross margin increased to 21.4% in the second quarter of 2017 from 19.0% in the comparative period in 2016. The increase was primarily due to the Company’s execution of its cost control strategies.

Adjusted gross profit, which excludes share-based compensation expenses and amortization of intangible assets derived from acquisitions, increased by 9.2% to RMB219.3 million (US$32.3 million) in the second quarter of 2017 compared to RMB200.8 million in the comparative period in 2016. Adjusted gross margin increased to 25.0% in the second quarter of 2017 compared to 22.0% in the comparative period in 2016.

OPERATING EXPENSES: Total operating expenses decreased by 10.6% to RMB268.5 million (US$39.6 million) in the second quarter of 2017 from RMB300.5 million in the comparative period in 2016.

Adjusted operating expenses, which exclude share-based compensation expenses and changes in the fair value of contingent purchase consideration payable, decreased by 17.7% to RMB258.0 million (US$38.1 million) in the second quarter of 2017 from RMB313.4 million in the comparative period in 2016. As a percentage of net revenues, adjusted operating expenses decreased to 29.4% in the second quarter of 2017 from 34.4% in the comparative period in 2016.

Sales and marketing expenses decreased by 15.1% to RMB70.9 million (US$10.5 million) in the second quarter of 2017 compared to RMB83.5 million in the comparative period in 2016. The decrease was primarily due to a decrease in third party sales commissions

General and administrative expenses decreased by 10.1% to RMB139.1 million (US$20.5 million) in the second quarter of 2017 compared to RMB154.8 million in the comparative period in 2016. The decrease was primarily driven by a reduction in headcount.

Research and development expenses were RMB43.1 million (US$6.4 million) in the second quarter of 2017 compared to RMB33.0 million in the comparative period in 2016. The increase was primarily driven by increasing research staff for our core data center business.

Bad debt provisions decreased by 63.1% to RMB16.4 million (US$2.4 million) in the second quarter of 2017 compared to RMB44.6 million in the comparative period in 2016.

Changes in the fair value of contingent purchase consideration payable decreased by 93.3% to RMB1.0 million (US$0.2 million) in the second quarter of 2017 compared to RMB15.3 million in the comparative period in 2016.

ADJUSTED EBITDA: Adjusted EBITDA, which excludes share-based compensation expenses and changes in the fair value of contingent purchase consideration payable, increased to RMB108.6 million (US$16.0 million) in the second quarter of 2017 compared to RMB15.5 million in the comparative period in 2016. Adjusted EBITDA margin increased to 12.4% in the second quarter of 2017 compared to 1.7% in the comparative period in 2016.

Adjusted EBITDA for hosting and related services was RMB171.3 million (US$25.3 million) in the second quarter of 2017 compared to RMB108.3 million in the comparative period in 2016.

Adjusted EBITDA for MNS was negative RMB62.7 million (US$9.2 million) in the second quarter of 2017 compared to negative RMB92.9 million in the comparative period in 2016.

NET PROFIT/LOSS: Net loss narrowed by 3.7% to RMB119.3 million (US$17.6 million) in the second quarter of 2017 compared to RMB123.8 million in the comparative period in 2016.

Adjusted net loss, which excludes share-based compensation expenses, amortization of intangible assets derived from acquisitions, and changes in the fair value of contingent purchase consideration payable and related deferred tax impact, narrowed by 28.1% to RMB83.5 million (US$12.3 million) in the second quarter of 2017 compared to RMB116.2 million in the comparative period in 2016. Adjusted net margin improved to negative 9.5% in the second quarter of 2017 compared to negative 12.8% in the comparative period in 2016.

LOSS PER SHARE: Diluted loss per share narrowed by 18.2% to RMB0.18 in the second quarter of 2017, which represents the equivalent of RMB1.08 (US$0.18) per American Depositary Share (“ADS”). Each ADS represents six ordinary shares.

Adjusted diluted loss per share narrowed by 35.0% to RMB0.13 in the second quarter of 2017, which represents the equivalent of RMB0.78 (US$0.12) per ADS. Adjusted diluted loss per share is calculated using adjusted net loss divided by the weighted average number of shares.

As of June 30, 2017, the Company had a total of 675.0 million ordinary shares outstanding, or the equivalent of 112.5 million ADS.

BALANCE SHEET: As of June 30, 2017, the Company’s cash and cash equivalents and short-term investment were RMB757.8 million (US$111.8 million).

Second quarter 2017 Operational Highlights

•	Total Monthly Recurring Revenues (“MRR”) per cabinet was RMB8,311 in the second quarter of 2017, compared to RMB8,363 in the first quarter of 2017.

•	Monthly Recurring Revenues for our hosting business (“Hosting MRR”) per cabinet was RMB7,697 in the second quarter of 2017, compared to RMB7,746 in the second quarter of 2016, and RMB7,598 in the first quarter of 2017.

•	Total cabinets under management increased to 27,361 as of June 30, 2017 from 26,394 as of March 31, 2017, with 20,971 cabinets in the Company’s self-built data centers and 6,390 cabinets in its partnered data centers.

•	Utilization rate was 75.2% in the second quarter of 2017, compared to 75.8% in the first quarter of 2017.

•	Hosting churn rate, which is based on the Company’s core IDC business, decreased to 0.24% in the second quarter of 2017, compared to 0.48% in the first quarter of 2017.

Recent Developments

As previously announced in the press release dated August 10, 2017, the Company has priced the offering of USD200 million in aggregate principal amount of the USD-denominated notes due 2020 with an interest rate of 7.00% per annum (the “Notes”). The deal closed on August 17, 2017. The Notes are being offered outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended. Interest on the Notes is payable semi-annually in arrears on, or nearest to, August 17 and February 17 each year, beginning on August 17, 2017. The Notes are not rated. The holders of the Notes will have the right, at their option, to require the Company to repurchase for cash all of their Notes or any portion of the principal thereof that is equal to US$200,000 or integral multiples of US$1,000 in excess thereof on August 17, 2019.

The Company intends to use the proceeds from its Notes offering to refinance outstanding indebtedness, fund future capital needs, and for general corporate purposes.

Financial Outlook

For the third quarter of 2017, the Company expects net revenues to be in the range of RMB860 million to RMB900 million, compared to RMB968.0 million in the prior year period. Adjusted EBITDA is expected to be in the range of RMB108 million to RMB122 million, compared to RMB67.9 million in the prior year period.

Conference Call

The Company will hold a conference call on Tuesday, August 22, 2017 at 8:00 pm U.S. Eastern Time, or Wednesday, August 23, 2017 at 8:00 am Beijing Time to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-855-500-8701
International:	+65-6713-5440
China Domestic:	400-120-0654
Hong Kong:	+852-3018-6776
Conference ID:	58283697

The replay will be accessible through August 30, 2017, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	58283697

A live and archived webcast of the conference call will be available through the Company’s investor relation website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.7793 to US$1.00, the noon buying rate in effect on June 30, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 4,000 hosting enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Calvin Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xueli Song

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet Group, Inc.

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2016	June 30, 2017
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,297,418	757,819	111,784
Restricted cash	1,963,561	1,914,778	282,445
Accounts and notes receivable, net	655,459	673,900	99,406
Short-term investments	277,946	—	—
Inventories	4,431	4,308	635
Prepaid expenses and other current assets	777,131	930,946	137,324
Amount due from related parties	182,615	192,663	28,419

Total current assets	5,158,561	4,474,414	660,013
Non-current assets:
Property and equipment, net	3,781,613	3,936,256	580,629
Intangible assets, net	977,341	906,307	133,687
Land use rights, net	167,646	165,725	24,446
Deferred tax assets	100,676	100,922	14,887
Goodwill	1,755,970	1,755,970	259,019
Long term investments	298,871	341,308	50,346
Restricted cash	33,544	3,472	512
Other non-current assets	147,302	128,684	18,982

Total non-current assets	7,262,963	7,338,644	1,082,508

Total assets	12,421,524	11,813,058	1,742,521

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term bank borrowings	1,683,676	1,640,676	242,013
Accounts and notes payable	529,569	584,499	86,218
Accrued expenses and other payables	787,916	741,400	109,362
Deferred revenue	320,023	265,766	39,203
Advances from customers	201,397	349,702	51,584
Income taxes payable	21,899	15,100	2,227
Amounts due to related parties	121,928	119,782	17,669
Current portion of long-term bank borrowings	39,303	62,254	9,183
Current portion of capital lease obligations	243,723	296,395	43,721
Current portion of deferred government grant	5,107	4,811	710
Current portion of bonds payable	419,316	—	—

Total current liabilities	4,373,857	4,080,385	601,890
Non-current liabilities:
Long-term bank borrowings	268,221	263,647	38,890
Deferred revenue	62,531	54,297	8,009
Unrecognized tax benefits	28,689	31,762	4,685
Deferred tax liabilities	274,700	267,128	39,403
Non-current portion of capital lease obligations	536,623	537,743	79,321
Non-current portion of deferred government grant	25,886	27,162	4,007

Total non-current liabilities	1,196,650	1,181,739	174,315

Redeemable noncontrolling interests	700,000	700,000	103,255

Shareholders’ equity
Treasury stock	(204,557)	(309,897)	(45,712)
Ordinary shares	45	45	7
Additional paid-in capital	9,015,846	9,051,232	1,335,128
Accumulated other comprehensive gain	118,290	60,263	8,889
Statutory reserves	64,622	66,729	9,843
Accumulated deficit	(2,869,031)	(3,067,745)	(452,515)

Total 21Vianet Group, Inc. shareholders’ equity	6,125,215	5,800,627	855,640
Noncontrolling interest	25,802	50,307	7,421

Total shareholders’ equity	6,151,017	5,850,934	863,061

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	12,421,524	11,813,058	1,742,521

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2016	March 31,2017	June 30, 2017		June 30, 2016	June 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Hosting and related services	670,498	706,711	743,398	109,657	1,266,982	1,450,109	213,902
Managed network services	240,351	155,466	135,281	19,955	506,139	290,747	42,888

Total net revenues	910,849	862,177	878,679	129,612	1,773,121	1,740,856	256,790
Cost of revenues	(737,946)	(681,700)	(690,716)	(101,886)	(1,431,238)	(1,372,416)	(202,442)

Gross profit	172,903	180,477	187,963	27,726	341,883	368,440	54,348
Operating expenses
Sales and marketing	(83,455)	(65,832)	(70,880)	(10,455)	(160,770)	(136,712)	(20,166)
Research and development	(32,976)	(38,387)	(43,108)	(6,359)	(74,833)	(81,495)	(12,021)
General and administrative	(154,756)	(135,803)	(139,113)	(20,520)	(288,562)	(274,916)	(40,552)
Bad debt provision	(44,612)	(15,465)	(16,449)	(2,426)	(44,607)	(31,914)	(4,708)
Changes in the fair value of contingent purchase consideration payable	15,306	2,867	1,032	152	13,825	3,899	575

Total operating expenses	(300,493)	(252,620)	(268,518)	(39,608)	(554,947)	(521,138)	(76,872)

Operating loss	(127,590)	(72,143)	(80,555)	(11,882)	(213,064)	(152,698)	(22,524)
Interest income	3,641	8,252	7,188	1,060	12,523	15,440	2,278
Interest expense	(52,755)	(37,027)	(40,033)	(5,905)	(108,447)	(77,060)	(11,367)
Other income	3,367	4,826	1,458	215	4,473	6,284	927
Other expense	(12,510)	(1,562)	(2,636)	(389)	(13,614)	(4,198)	(619)
Foreign exchange gain (loss)	24,224	(5,481)	(10,372)	(1,530)	18,981	(15,853)	(2,338)

Loss before income taxes and gain from equity method investments	(161,623)	(103,135)	(124,950)	(18,431)	(299,148)	(228,085)	(33,643)
Income tax benefit (expense)	18,400	(16,127)	(1,387)	(205)	3,406	(17,514)	(2,583)
Gain from equity method investments	19,374	2,425	7,080	1,044	20,575	9,505	1,402

Net loss	(123,849)	(116,837)	(119,257)	(17,592)	(275,167)	(236,094)	(34,824)
Net loss attributable to noncontrolling interest	26,874	17,043	22,444	3,311	35,392	39,487	5,825

Net loss attributable to ordinary shareholders	(96,975)	(99,794)	(96,813)	(14,281)	(239,775)	(196,607)	(28,999)

Loss per share
Basic	(0.22)	(0.17)	(0.18)	(0.03)	(0.50)	(0.35)	(0.05)
Diluted	(0.22)	(0.17)	(0.18)	(0.03)	(0.50)	(0.35)	(0.05)
Shares used in loss per share computation

Basic*	578,617,002	678,649,016	670,534,467	670,534,467	551,875,790	674,556,313	674,556,313
Diluted*	578,617,002	678,649,016	670,534,467	670,534,467	551,875,790	674,556,313	674,556,313
Loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(1.32)	(1.02)	(1.08)	(0.18)	(3.00)	(2.10)	(0.30)
Diluted	(1.32)	(1.02)	(1.08)	(0.18)	(3.00)	(2.10)	(0.30)

*	Shares used in loss per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2016	March 31,2017	June 30, 2017		June 30, 2016	June 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	172,903	180,477	187,963	27,726	341,883	368,440	54,348
Plus: share-based compensation expense	(11,073)	(222)	42	6	(7,148)	(180)	(27)
Plus: amortization of intangible assets derived from acquisitions	38,967	31,372	31,258	4,611	77,164	62,630	9,238

Adjusted gross profit	200,797	211,627	219,263	32,343	411,899	430,890	63,559

Adjusted gross margin	22.0%	24.5%	25.0%	25.0%	23.2%	24.8%	24.8%
Operating expenses	(300,493)	(252,620)	(268,518)	(39,608)	(554,947)	(521,138)	(76,872)
Plus: share-based compensation expense	2,355	4,545	11,563	1,706	35,823	16,108	2,377

Plus: changes in the fair value of contingent purchase consideration payable	(15,306)	(2,867)	(1,032)	(152)	(13,825)	(3,899)	(575)

Adjusted operating expenses	(313,444)	(250,942)	(257,987)	(38,054)	(532,949)	(508,929)	(75,070)

Net loss	(123,849)	(116,837)	(119,257)	(17,592)	(275,167)	(236,094)	(34,824)
Plus: share-based compensation expense	(8,718)	4,323	11,605	1,712	28,675	15,928	2,350

Plus: amortization of intangible assets derived from acquisitions	38,967	31,372	31,258	4,611	77,164	62,630	9,238
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax impact	(15,306)	(2,867)	(1,032)	(152)	(13,330)	(3,899)	(575)
Plus: tax impact for the reconciliation adjustments(1)	(7,256)	(6,113)	(6,101)	(900)	(14,512)	(12,214)	(1,802)

Adjusted net loss	(116,162)	(90,122)	(83,527)	(12,321)	(197,170)	(173,649)	(25,613)

Adjusted net margin	-12.8%	-10.5%	-9.5%	-9.5%	-11.1%	-10.0%	-10.0%
Net loss	(123,849)	(116,837)	(119,257)	(17,592)	(275,167)	(236,094)	(34,824)
Minus: Provision for income taxes	18,400	(16,127)	(1,387)	(205)	3,406	(17,514)	(2,583)
Minus: Interest income	3,641	8,252	7,188	1,060	12,523	15,440	2,278
Minus: Interest expenses	(52,755)	(37,027)	(40,033)	(5,905)	(108,447)	(77,060)	(11,367)
Minus: Exchange gain (loss)	24,224	(5,481)	(10,372)	(1,530)	18,981	(15,853)	(2,338)
Minus: Gain from equity method investment	19,374	2,425	7,080	1,044	20,575	9,505	1,402

Minus: Other income	3,367	4,826	1,458	215	4,473	6,284	927
Minus: Other expenses	(12,510)	(1,562)	(2,636)	(389)	(13,614)	(4,198)	(619)
Plus: depreciation	118,195	129,609	137,577	20,294	227,135	267,186	39,412
Plus: amortization	48,892	41,344	41,014	6,050	95,114	82,358	12,148
Plus: share-based compensation expense	(8,718)	4,323	11,605	1,712	28,675	15,928	2,350

Plus: changes in the fair value of contingent purchase consideration payable	(15,306)	(2,867)	(1,032)	(152)	(13,825)	(3,899)	(575)

Adjusted EBITDA	15,473	100,266	108,609	16,022	124,035	208,875	30,811

Adjusted EBITDA margin	1.7%	11.6%	12.4%	12.4%	7.0%	12.0%	12.0%

Adjusted net loss	(116,162)	(90,122)	(83,527)	(12,321)	(197,170)	(173,649)	(25,613)
Less: Net loss attributable to noncontrolling interest	26,874	17,043	22,444	3,311	35,392	39,487	5,825

Adjusted net loss attributable to the Company’s ordinary shareholders	(89,288)	(73,079)	(61,083)	(9,010)	(161,778)	(134,162)	(19,788)

Adjusted loss per share
Basic	(0.20)	(0.13)	(0.13)	(0.02)	(0.35)	(0.26)	(0.04)
Diluted	(0.20)	(0.13)	(0.13)	(0.02)	(0.35)	(0.26)	(0.04)
Shares used in adjusted loss per share computation:
Basic (2)	578,617,002	678,649,016	670,534,467	670,534,467	551,875,790	674,556,313	674,556,313
Diluted (2)	578,617,002	678,649,016	670,534,467	670,534,467	551,875,790	674,556,313	674,556,313

Adjusted loss per ADS (6 ordinary shares equal to 1 ADS)
Basic	(1.20)	(0.78)	(0.78)	(0.12)	(2.10)	(1.56)	(0.24)
Diluted	(1.20)	(0.78)	(0.78)	(0.12)	(2.10)	(1.56)	(0.24)

(1)	We have presented the income tax effects as a separate line in the non-GAAP adjustments. These adjustments are a combination of the tax effects on amortization of intangible assets derived from acquisitions and on impairment of long-lived assets.
(2)	Shares used in adjusted loss/ADS per share computation were computed under weighted average method.

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (SEGMENT REPORTING)

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2016	March 31,2017	June 30, 2017		June 30, 2016	June 30, 2017
	RMB	RMB	RMB	US$	RMB	RMB	US$
Hosting and related services
Operating profit	46,760	52,273	48,637	7,175	38,039	100,910	14,885
Plus: depreciation and amortization	83,927	100,633	109,868	16,207	158,273	210,500	31,050
Plus: share-based compensation expense	(7,075)	2,681	13,835	2,041	20,585	16,517	2,437
Plus: changes in the fair value of contingent purchase consideration payable	(15,277)	(2,867)	(1,032)	(152)	(14,474)	(3,899)	(575)

Adjusted EBITDA	108,335	152,720	171,308	25,271	202,423	324,028	47,797

Managed network services
Operating profit	(174,350)	(124,416)	(129,192)	(19,057)	(251,103)	(253,608)	(37,409)
Plus: depreciation and amortization	83,160	70,320	68,723	10,137	163,976	139,044	20,510
Plus: share-based compensation expense	(1,643)	1,642	(2,230)	(329)	8,090	(589)	(87)
Plus: changes in the fair value of contingent purchase consideration payable	(29)	—	—	—	649	—	—

Adjusted EBITDA	(92,862)	(52,454)	(62,699)	(9,249)	(78,388)	(115,153)	(16,986)

21VIANET GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	March 31, 2017	June 30, 2017
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(116,837)	(119,257)	(17,591)
Adjustments to reconcile net loss to net cash generated from operating activities:
Foreign exchange loss	5,481	10,372	1,530
Changes in the fair value of contingent purchase consideration payable	(2,867)	(1,032)	(152)
Depreciation of property and equipment	129,609	137,577	20,294
Amortization of intangible assets	41,344	41,014	6,050
Provision for doubtful accounts and other receivables	15,465	16,449	2,426
Share-based compensation expense	4,323	11,573	1,707
Deferred income taxes expense (benefit)	240	(8,058)	(1,189)
Gain from equity method investment	(2,425)	(7,080)	(1,044)
Gain from cost method investments	—	(1,425)	(210)
Changes in operating assets and liabilities
Restricted cash	(24,102)	(8,217)	(1,212)
Inventories	(154)	277	41
Accounts and notes receivable	(80,864)	30,509	4,500
Unrecognized tax benefits	1,092	1,981	292
Prepaid expenses and other current assets	(85,428)	(82,143)	(12,117)
Amounts due from related parties	(1,082)	(9,616)	(1,418)
Accounts and notes payable	60,490	(5,560)	(820)
Accrued expenses and other payables	(4,161)	61,956	9,139
Deferred revenue	(43,074)	(19,417)	(2,864)
Advances from customers	111,899	36,406	5,370
Income taxes payable	6,709	(13,508)	(1,992)
Amounts due to related parties	7,892	(6,139)	(905)
Deferred government grants	(1,302)	2,282	337

Net cash generated from operating activities	22,248	68,944	10,172

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(99,432)	(144,092)	(21,255)
Purchases of intangible assets	(9,386)	(5,466)	(806)
Payment for asset acquisition	(15,053)	(10,000)	(1,475)
Payments for short-term investments	(207,003)	17	3
Proceeds received from maturity of short-term investments	—	484,932	71,531
Proceeds from cost method investment	—	1,425	210
Payments for long-term investments	—	(36,264)	(5,349)
Restricted cash	—	144,176	21,267

Net cash (used in) generated from investing activities	(330,874)	434,728	64,126

CASH FLOWS FROM FINANCING ACTIVITIES
Restricted cash	(48,515)	25,513	3,763
Proceeds from exercise of stock options	555	13	2
Proceeds from long-term bank borrowings	9,038	23,662	3,490
Proceeds from short-term bank borrowings	50,000	20,000	2,950
Repayments of short-term bank borrowings	(95,000)	(18,000)	(2,655)
Repayments of long-term bank borrowings	(1,974)	(12,349)	(1,822)
Repayments of 2017 Bonds	—	(420,600)	(62,042)
Payments for shares repurchase plan	(41,192)	(41,880)	(6,178)
Rental prepayments and deposits for sales and leaseback transactions	(33,886)	(31,813)	(4,693)
Payments for capital leases	(32,055)	(60,552)	(8,932)
Contribution from noncontrolling interest in a subsidary	—	22,962	3,387

Net cash used in financing activities	(193,029)	(493,044)	(72,730)

Effect of foreign exchange rate changes on cash and short term investments	(16,250)	(32,322)	(4,768)
Net decrease in cash and cash equivalents	(517,905)	(21,694)	(3,200)
Cash and cash equivalents at beginning of period	1,297,418	779,513	114,984

Cash and cash equivalents at end of period	779,513	757,819	111,784